Exhibit 99.3

Press Release
Brussels / 11 October 2016 / 4:45 PM CET

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Anheuser-Busch InBev Announces

Completion of MillerCoors Disposal

Anheuser-Busch InBev SA/NV (“AB InBev”, formerly Newbelco SA/NV) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announces completion of the divestiture of SABMiller Limited’s (“SABMiller”, formerly SABMiller plc) interest in MillerCoors LLC (“MillerCoors”), a joint venture in the U.S. and Puerto Rico between Molson Coors and SABMiller. The total transaction is valued at 12 billion USD, and was originally announced on 11 November 2015.

Under the terms of the Molson Coors Purchase Agreement, Molson Coors has acquired SABMiller’s 50% voting interest and 58% economic interest in MillerCoors. MillerCoors has become a wholly owned subsidiary of Molson Coors, and Molson Coors has full control of the operations and resulting economic benefits of MillerCoors.

Under the terms of the Molson Coors Purchase Agreement, Molson Coors has acquired full ownership of the Miller brand portfolio outside of the U.S. and perpetual licenses to the U.S. rights to all of the brands currently in the MillerCoors portfolio for the U.S. market, including import brands such as Peroni and Pilsner Urquell. The sale also includes the global Miller brand, currently sold in over 50 countries (including Australia, Argentina, Canada, Colombia, Ecuador, Mexico, Panama, Russia, South Africa and the United Kingdom), as well as related trademarks and other intellectual property rights.

English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

ab-inbev.com

Press Release
Brussels / 11 October 2016 / 4:45 PM CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, AB InBev realized 55.5 billion US dollar in revenues (excluding JVs and associates).

Visit us @ www.ab-inbev.com.

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Follow us @ twitter.com/abinbevnews.

Contacts

Media	Investors
Marianne Amssoms +1 212 573 9281 marianne.amssoms@ab-inbev.com Karen Couck +1 212 573 9283 karen.couck@ab-inbev.com	Graham Staley +1 212 573 4365 graham.staley@ab-inbev.com Heiko Vulsieck +32 16 27 68 88 heiko.vulsieck@ab-inbev.com

Kathleen Van Boxelaer

+32 16 27 68 23

kathleen.vanboxelaer@ab-inbev.com

AB InBev Communications Adviser – Brunswick

Steve Lipin / Jayne Rosefield (Brunswick Group US)

+1 212 333 3810

slipin@brunswickgroup.com

jrosefield@brunswickgroup.com

Richard Jacques / Katie Ioanilli (Brunswick Group UK)

+44 20 7404 5959

rjacques@brunswickgroup.com

kioanilli@brunswickgroup.com

Lauren Abbott +1 212 573 9287 lauren.abbott@ab-inbev.com

ab-inbev.com